FDA Approves Expanded Label for AZILECT® for Treatment Across All Stages of
Parkinson’s Disease

Jerusalem, June 9, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced the U.S. Food and Drug Administration (FDA) has expanded the indication for AZILECT® (rasagiline tablets) from monotherapy and adjunct to levodopa (LD) to now include adjunct to dopamine agonists (DAs). The new indication reflects that AZILECT® can be used alone or in combination with other Parkinson’s disease (PD) medications. The approval reinforces the growing clinical evidence demonstrating the benefit of AZILECT® across all stages of PD.

“The FDA approval of the expanded label for AZILECT® will be a welcome addition in the treatment of PD,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries Ltd. “Teva continues its commitment to those living with PD and to research in areas of neurodegenerative diseases to develop solutions for patients with unmet needs.”

The FDA approval of the expanded label is based on a supplemental new drug application (sNDA) submitted by Teva, supported by data from the ANDANTE study (Add oN to Dopamine AgoNists in the TrEatment of Parkinson’s disease).The study demonstrated AZILECT® provides a clinical benefit by significantly improving total Unified Parkinson’s Disease Rating Scale (UPDRS) scores compared to placebo in patients on DA monotherapy, while demonstrating tolerability.

“AZILECT® has been well studied and has been shown to be safe and effective as monotherapy in early PD and as an adjunct to LD in moderate-to-advanced PD. The ANDANTE study provides evidence that AZILECT® is also effective as an adjunct to dopamine agonist therapy,” said Robert A. Hauser, M.D., MBA, Professor of Neurology, Molecular Pharmacology, and Physiology at the University of South Florida. “The expanded AZILECT® indication supports the concept of adding AZILECT® to DA monotherapy to improve symptoms while offering another treatment option prior to either increasing the dose of DA monotherapy or initiating LD.”

ABOUT AZILECT®

INDICATION

AZILECT® (rasagiline tablets) is indicated for the treatment of Parkinson’s disease (PD).

IMPORTANT SAFETY INFORMATION

Do not take AZILECT if you are taking meperidine as it could result in a serious reaction such as coma or death. Also, do not take AZILECT with tramadol, methadone, propoxyphene, dextromethorphan, St. John’s wort, or cyclobenzaprine. You also should not take AZILECT with other monoamine oxidase inhibitors (MAOIs), as it could result in an unsafe rise in blood pressure.

Increases in blood pressure may occur during treatment with AZILECT. Inform your physician if you have a history of high blood pressure. Possible symptoms of an unsafe rise in blood pressure include severe headache, blurred vision, difficulty thinking, seizure, chest pain, and nausea/vomiting. It is important that if you experience these symptoms that you speak with your doctor or seek medical attention. When AZILECT is taken at recommended doses, restriction of foods and beverages containing a substance called tyramine is ordinarily not required. However, it is recommended that you avoid foods containing high amounts of tyramine such as aged cheeses as some patients may have an increased sensitivity that could lead to an unsafe rise in blood pressure as described above.

Inform your physician if you are taking, or planning to take, any prescription or over-the-counter drugs, especially antidepressants and ciprofloxacin. The combination of MAO-B inhibitors such as AZILECT and antidepressants has resulted in a serious and sometimes fatal condition called serotonin syndrome.

If you experience episodes of falling asleep or drowsiness during activities of daily living, do not drive and exercise caution until you contact your physician.

If you have moderate to severe liver disease, you should not take AZILECT. You should not exceed a dose of 0.5 mg per day of AZILECT if you have mild liver disease or are taking ciprofloxacin. Patients should not exceed a dose of 1 mg per day of AZILECT because of the risk of increased blood pressure.

All PD patients should be monitored for a change in blood pressure, uncontrolled movements (dyskinesia), hallucinations, impulse control, confusion, and melanoma (skin cancer). A possible rise in body temperature may occur upon stopping AZILECT.

The most common side effects seen with AZILECT alone are flu syndrome, joint pain, depression, and indigestion; when taken with a dopamine agonist are swelling of the legs, fall, joint pain, cough, and inability to sleep; and when taken with levodopa are uncontrolled movements (dyskinesia), accidental injury, weight loss, low blood pressure when standing, vomiting, anorexia, joint pain, abdominal pain, nausea, constipation, dry mouth, rash, abnormal dreams, fall, and swelling of tendons.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

Please see full prescribing information at

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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